EXHIBIT 3.1

EXCERPT FROM THE JOINT RESOLUTIONS OF

THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

AND

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on July 2, 2014 and constituting an Amendment to Article V, Section 1 of the Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19; and

WHEREAS, the Board has decided it is in the best interest of the Company to increase the number of directors from six to seven.

NOW, THEREFORE, BE IT RESOLVED, that, the number of members of the Board is increased from six to seven.